UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Coty Inc.
(Name of Subject Company (Issuer))

Cottage Holdco B.V.

(Name of Filing Persons (Offeror))

JAB Cosmetics B.V.

JAB Holdings B.V.

Agnaten SE

Lucresca SE

(Names of Filing Persons (Other Persons))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Joachim Creus

Cottage Holdco B.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20 406 10 01

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,747,500,000	$211,797.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (x) 150,000,000 shares of Coty Inc. Class A Common Stock by (y) the tender offer price of $11.65 per share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $211,797.00	Filing Party: Cottage Holdo B.V.
Form or Registration No.: Schedule TO	Date Filed: February 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 13, 2019 (the “Schedule TO”) relating to the offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to purchase up to 150,000,000 of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or the “Shares”), of Coty Inc., a Delaware corporation (the “Company”), at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(ii), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by adding the following sentences as a new paragraph after the second paragraph under the question “Do you anticipate that the Company will continue as a public company following the Offer?”:

•	Purchaser and Parent do not have any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, or any purchase, sale or transfer of a material amount of the Company’s assets, or any material changes in the Company’s present dividend policy, indebtedness or capitalization, composition of its management or board of directors or its corporate structure or business.

THE OFFER—Section 9. Certain Information Concerning Parent and Purchaser

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 9. Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by deleting the second paragraph in its entirety and replacing it with the following sentences as a new paragraph:

Purchaser is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of Parent. Purchaser was organized by Parent to acquire Shares of the Company and has not conducted any other activities since its organization. All outstanding shares of capital stock of Purchaser are owned by Parent. The principal office of Purchaser is located at Oosterdoksstraat 80, 1011 DK Amsterdam, The Netherlands, and Purchaser’s telephone number at that address is +31 20 406 10 01. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Parent are listed in Annex A to this Offer to Purchase.

THE OFFER—Section 13. Source and Amount of Funds

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 13. Source and Amount of Funds” is hereby amended and supplemented by adding the following sentences as a new paragraph after the fifth paragraph:

Term. The senior secured term loan credit facility will mature and be repayable on the date that is three years after the date on which the Offer is consummated (the “Maturity Date”). The senior secured revolving credit facility will be available until the earlier of (a) the date on which the senior secured term loan credit facility is paid in full and (b) the Maturity Date.

THE OFFER—Section 14. Conditions of the Offer

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 14. Conditions of the Offer” is hereby amended and supplemented by deleting paragraphs (i), (ii), (iv) and (v) in their entirety and replacing each with the respective paragraphs below:

i.	there shall have been instituted, pending or Purchaser shall have been definitively notified of any person’s intent to commence, or in Purchaser’s reasonable judgment there is a reasonable likelihood that any person intends to commence, any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each of which we refer to in this Offer to Purchase as a “Governmental Entity”): (A) challenging or seeking to, or which, in the reasonable judgment of Purchaser, is reasonably likely to, make illegal, materially delay or otherwise, directly or indirectly, restrain or prohibit or, which in Purchaser’s reasonable judgment is reasonably likely to, make materially more costly, or in which there are material allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance of the Shares pursuant to the Offer by Purchaser or any other subsidiary or affiliate of Purchaser, or seeking to obtain material damages in connection with the Offer; (B) seeking to, or which in the reasonable judgment of Purchaser is reasonably likely to, individually or in the aggregate, prohibit or materially limit the full rights of ownership or operation by the Company, Purchaser or any of their subsidiaries or affiliates of all or any of the business or assets of the Company, Purchaser or any of their subsidiaries or affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Purchaser or any of their subsidiaries or affiliates to dispose of or to hold separate all or any material portion of the business or assets of the Company, Purchaser or any of their subsidiaries or affiliates; (C) seeking to, or which in the reasonable judgment of Purchaser is reasonably likely to, impose or confirm any material voting, procedural, price or other requirements in addition to those required by federal securities laws (as in effect on the date of the commencement of the Offer) in connection with the making of the Offer or the acceptance of some or all of the Shares by Purchaser or any subsidiary or affiliate of Purchaser; (D) seeking to, or which in the reasonable judgment of Purchaser is reasonably likely to, require divestiture or holding separate by Purchaser or any other subsidiary or affiliate of Purchaser of any material portion of the businesses or assets of the Company or any of its subsidiaries or affiliates; (E) seeking, or which in the reasonable judgment of Purchaser is reasonably likely to result in, any material diminution in the benefits reasonably expected to be derived by Purchaser or any other subsidiary or affiliate of Purchaser as a result of the transactions contemplated by the Offer; (F) relating to the Offer, which, in the reasonable judgment of Purchaser, might materially adversely affect the Company or any of its subsidiaries or affiliates or Purchaser or any of its subsidiaries or affiliates or the value of the Shares; or (G) which could reasonably be expected to otherwise prevent, adversely affect or materially delay consummation of the Offer;

ii.	any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to the Company, Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any Governmental Entity (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that does or may, directly or indirectly, result in any of the consequences referred to in clauses (A) through (G) of paragraph (i) above that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Parent or any of its subsidiaries or affiliates;

iv.	there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (B) a declaration of a banking moratorium or any suspension of payments in respect of banks by Governmental Entities in the United States, (C) any limitation (whether or not mandatory) by any Governmental Entity on, or other event, fact or other circumstance which, in the reasonable judgment of Purchaser, could materially adversely affect, the extension of credit by banks or other lending institutions, (D) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any other jurisdiction in which the Company or its subsidiaries does business or any attack on, or outbreak or act of terrorism involving, the United States, or any other jurisdiction in which the Company or its subsidiaries does business, (E) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (F) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its subsidiaries or affiliates do business that could, in the reasonable judgment of Purchaser, have a material adverse effect on the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, shareholders’ equity, licenses, franchises, operations or results of operations of the Company or any of its subsidiaries or affiliates, (G) any decline in either the Dow Jones Industrial Average, or the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer or any decline in the market price of the Shares by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer or (H) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

v.	the Company or any of its subsidiaries has (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other material change of, the Shares or its capitalization; (B) acquired or otherwise caused a material reduction in the number of, or authorized or proposed the acquisition or other material reduction in the number of, outstanding Shares or other securities; (C) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to, and in accordance with, their publicly disclosed terms in effect as of the date of the commencement of the Offer, of employee stock options or other equity awards, in each case publicly disclosed by the Company as outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, in each case, that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to the value of the Shares to Parent or any of its subsidiaries or affiliates; (D) permitted the issuance or sale of shares of any class of capital stock or other securities of any subsidiary of the Company, in each case, that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to the value of the Shares to Parent or any of its subsidiaries or affiliates; (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including, without limitation, any distribution of shares of any class or any other securities or warrants or rights other than cash dividends that have been publicly disclosed by the Company as outstanding prior to the date of the commencement of the Offer and quarterly or annual cash dividends on the Shares paid in the ordinary course of business consistent with past practice (including as to amount and timing); (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Purchaser, burdensome covenants or security provisions; (G) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, amalgamation, offer to exchange, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice; (H) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Parent or any of its subsidiaries or affiliates; or (I) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), or Purchaser becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), which has not been publicly disclosed prior to the date of the commencement of the Offer;

THE OFFER—Section 16. Certain Legal Matters

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentences as a new paragraph after the third paragraph under the heading “Antitrust”:

On February 21, 2019, Agnaten SE, the indirect parent company of Purchaser, filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer. As a result, the required 15-day waiting period under the HSR Act with respect to the Offer will expire at 11:59 P.M., New York City time, on March 8, 2019, unless (i) earlier terminated by the FTC and the Antitrust Division, (ii) Agnaten SE elects to withdraw and re-submit its Premerger Notification and Report Form or (iii) the FTC or the Antitrust Division issues a Second Request prior to that time (as described above).

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the first paragraph under the heading “Foreign Competition Law Filings.—Brazil”:

On February 13, 2019, Purchaser filed a merger control notification with CADE with respect to the Offer. CADE cleared the purchase of Shares pursuant to the Offer on February 20, 2019, triggering a 15-day post-clearance waiting period that expires on March 8, 2019.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the first paragraph under the heading “Foreign Competition Law Filings.—Canada”:

On February 15, 2019, Purchaser filed a request for an Advanced Ruling Certificate with the Competition Bureau with respect to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the first paragraph under the heading “Foreign Competition Law Filings.—China”:

On February 18, 2019, Purchaser filed a merger control notification with SAMR with respect to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentences as a new paragraph after the first paragraph under the heading “Foreign Competition Law Filings.—EU”:

On February 21, 2019, Purchaser filed a merger control notification with the EC with respect to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the first paragraph under the heading “Foreign Competition Law Filings.—Mexico”:

On February 19, 2019, Purchaser filed a merger control notification with the Federal Economic Competition Commission of Mexico with respect to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the first paragraph under the heading “Foreign Competition Law Filings.—South Africa”:

On February 18, 2019, Purchaser filed a merger control notification with the Competition Commission of South Africa with respect to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following as a new subsection following the subsection titled “Foreign Competition Law Filings.—South Africa”:

Turkey: Based on a review of the information currently available about the businesses in which Purchaser and the Company are engaged, a merger control notification must also be made to the Turkish Competition Authority (“TCA”). Under Turkish law, the purchase of Shares in the Offer may not be completed until the expiration of a 30-day waiting period. The TCA may extend the waiting period if it determines that an in-depth investigation is required. On February 20, 2019, Purchaser filed a merger control notification with the TCA with respect to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the first paragraph under the heading “Foreign Competition Law Filings.—Ukraine”:

On February 20, 2019, Purchaser filed a merger control notification with the AMC with respect to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2019

COTTAGE HOLDCO B.V.
JAB Cosmetics B.V.
JAB Holdings B.V.

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

By:	/s/ Markus Hopmann
Markus Hopmann
Authorized Representative

Lucresca SE
Agnaten SE

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 13, 2019*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Newspaper Advertisement as published in The New York Times on February 13, 2019*

(a)(5)(i)	Letter to the Board of the Company, dated February 12, 2019*

(a)(5)(ii)	Press Release issued by Parent on February 12, 2019*

(b)(1)	Commitment Letter, dated as of February 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG and Cottage Holdco B.V.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed on February 13, 2019 as an exhibit to the Schedule TO.